UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            ANGLOGOLD ASHANTI LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    035128206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Nicholas Jordan
                                Company Secretary
                               Anglo American plc
                            20 Carlton House Terrace
                                 London SW1Y 5AN
                                 United Kingdom
                               011-44-20-7698-8888
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 7, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP No.  035128 20 6

--------------- ------------------------------------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS: ANGLO AMERICAN PLC

      1
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  __________________________

--------------- ------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                (a) [ ]
                (b) [ ]

--------------- ------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ------------------------------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:  AF

--------------- ------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------- ------------------------------------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:  England and Wales

--------------------------------- ---------- -------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

           NUMBER OF                         NONE
             SHARES               ---------- -------------------------------------------------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
             OWNED BY
              EACH                           126,271,056
           REPORTING              ---------- -------------------------------------------------------------------------------
             PERSON                          SOLE DISPOSITIVE POWER
              WITH                    9
                                             NONE
                                  ---------- -------------------------------------------------------------------------------
                                             SHARED DISPOSITIVE POWER
                                     10
                                             126,271,056
--------------- ------------------------------------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                126,271,056
--------------- ------------------------------------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------- ------------------------------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                47.81%
--------------- ------------------------------------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------- ------------------------------------------------------------------------------------------------------------



                               Page 2 of 10 Pages

                                  SCHEDULE 13D

CUSIP No.  035128 20 6

--------------- ------------------------------------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS: ANGLO SOUTH AFRICA CAPITAL (PTY) LTD

      1
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  __________________________

--------------- ------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                (a) [ ]
                (b) [ ]

--------------- ------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ------------------------------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:  AF

--------------- ------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------- ------------------------------------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:  The Republic of South Africa

--------------------------------- ---------- -------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

           NUMBER OF                         NONE
             SHARES               ---------- -------------------------------------------------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
             OWNED BY
              EACH                           126,271,056
           REPORTING              ---------- -------------------------------------------------------------------------------
             PERSON                          SOLE DISPOSITIVE POWER
              WITH                    9
                                             NONE
                                  ---------- -------------------------------------------------------------------------------
                                             SHARED DISPOSITIVE POWER
                                     10
                                             126,271,056
--------------- ------------------------------------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                126,271,056
--------------- ------------------------------------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------- ------------------------------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                47.81%
--------------- ------------------------------------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------- ------------------------------------------------------------------------------------------------------------



                               Page 3 of 10 Pages

          This Amendment No. 2 ("Amendment No. 2") amends and supplements the Statement on Schedule 13D, originally filed on November 21, 2003 (as amended by Amendment No. 1, the "Schedule 13D"), and amended and supplemented on February 25, 2004 by Amendment No. 1 ("Amendment No. 1"). Unless otherwise defined in this Amendment No. 2, the capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

          Since the date of Amendment No. 1, the Reporting Persons have acquired beneficial ownership of 3,019,591 Ordinary Shares through open market purchases.

Item 1.  Security and Issuer

          The response set forth in Item 1 of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

          "The Schedule 13D and this Amendment No. 2 relate to the ordinary shares, par value ZAR 0.25 per share (the "Ordinary Shares"), of AngloGold Ashanti Limited (formerly AngloGold Limited), a corporation organized under the laws of the Republic of South Africa (the "Issuer"). AngloGold Limited changed its name to AngloGold Ashanti Limited effective April 26, 2004. The principal executive offices of the Issuer are located at 11 Diagonal Street, Johannesburg, 2001 South Africa."

Item 3. Source and Amount of Funds or Other Consideration.

          The response set forth in Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

          "The aggregate consideration paid for the Ordinary Shares the acquisition of which is reported pursuant to Amendment No. 2 is ZAR 773,422,847. The funds for the purchases have been supplied by a subsidiary of Anglo American."

Item 4. Purpose of the Transaction.

          The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the second paragraph thereof and replacing it with the following:

          "As a result of the business combination transaction between the Issuer and Ashanti Goldfields Company Limited that became effective on April 26, 2004 (the "Ashanti Transaction"), the percentage ownership interest of the Reporting Persons in the Ordinary Shares was reduced to less than a majority. The Ordinary Shares the acquisition of which is reported pursuant to this Amendment No. 2 were acquired as part of the purchases intended to increase the Reporting Persons' percentage ownership interest in the Ordinary Shares to at least a majority after giving effect to the Ashanti Transaction. The Reporting Persons intend to acquire from time to time additional Ordinary Shares from the Issuer, through open market purchases or privately negotiated transactions as may be necessary to enable them to have at least a majority ownership interest in the Ordinary Shares after giving effect to the Ashanti Transaction."

Item 5. Interest in Securities of the Issuer.

          The response set forth in Item 5(a) of the Schedule 13D is hereby amended by:

(i) deleting the first paragraph thereof and replacing it with the following:

          "The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference. The Reporting Persons are the sole beneficial owners of 126,271,056 Ordinary Shares representing 47.81% of the Ordinary Shares outstanding as of April 26, 2004 (the "Outstanding Shares")."



                               Page 4 of 10 Pages

(ii) deleting the last sentence of the third paragraph thereof.

(iii) deleting the fifth paragraph thereof.

          The response set forth in Item 5(c) of the Schedule 13D is hereby amended by adding the following at the end thereof:

          "Attached hereto as Exhibit F is a description of the aggregate daily transactions effected by or on behalf of the Reporting Persons since March 11, 2004 until the date of this Amendment No. 2.

          Except as disclosed in this Amendment No. 2, none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A has effected any transaction in the Ordinary Shares during the past 60 days."

Item 7. Materials to be Filed as Exhibits.

          The response set forth in Item 7 of the Schedule 13D is hereby amended by:

(i) deleting in its entirety Exhibit A and replacing it with an amended Exhibit A attached to this Amendment No. 2:

Exhibit A       Directors and Executive Officers of Anglo American and Anglo SA
                Capital



(ii) adding the following Exhibit F:

Exhibit F       Summary of daily acquisitions of Ordinary Shares effected on behalf of the Reporting Persons during the period from March 11, 2004 until the date of Amendment No. 2.



                               Page 5 of 10 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

May 10, 2004                           ANGLO AMERICAN PLC


                                       /s/:  Nicholas Jordan
                                       ----------------------------------
                                               Signature


                                        Nicholas Jordan/Company Secretary
                                       ----------------------------------
                                               Name/Title



Dated:

May 10, 2004
                                       ANGLO SOUTH AFRICA CAPITAL
                                       (PTY) LTD

                                       By:  ANGLO AMERICAN PLC

                                       Pursuant to the Joint Filing Agreement


                                       /s/:  Nicholas Jordan
                                       ----------------------------------
                                               Signature


                                        Nicholas Jordan/Company Secretary
                                       ----------------------------------
                                               Name/Title






                               Page 6 of 10 Pages

                                                                       EXHIBIT A

               DIRECTORS AND EXECUTIVE OFFICERS OF ANGLO AMERICAN

          The name, residence or business address, present principal occupation or employment, the name of any corporation or other organization in which such occupation or employment is conducted, together with his principal business address and the citizenship of the directors and executive officers of Anglo American plc are set forth below.


Name:                   Sir Mark Moody-Stuart (Chairman)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Chairman, Anglo American

Name:                   Mr A.J. Trahar (Chief Executive)
Citizenship:            South African
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Chief Executive, Anglo American

Name:                   Mr D.J. Challen (Non-Executive Director)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Company Director

Name:                   Mr B.E. Davison (Executive Director)
Citizenship:            South African
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Executive Director, Anglo American

Name:                   Dr C.E. Fay (Non-Executive Director)
Citizenship:            British
Business Address:       Merrifield, Links Road, Bramley, Guilford Surrey GU5 0AL United Kingdom
Principal Occupation:   Director of Companies

Name:                   Mr R.M. Godsell (Non-Executive Director)
Citizenship:            South African
Business Address:       11 Diagonal Street, Johannesburg 2001, South Africa
Principal Occupation:   Executive Director and Chief Executive, AngloGold Ashanti Limited

Name:                   Mr A.W. Lea (Finance Director)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Finance Director, Anglo American

Name:                   Mr G. Lindahl (Non-Executive Director)
Citizenship:            Swedish
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Company Director

                               Page 7 of 10 Pages


Name:                   Mr R.J. Margetts  (Senior Independent Non-Executive Director)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Chairman, Legal and General Group plc

Name:                   Dr Maria Silvia Bastos Marques (Non-Executive Director)
Citizenship:            Brazilian
Business Address:       Rua do Mercado, 11/1711/17(degree)andar, 20010-120, Centro, Rio de Janeiro
Principal Occupation:   Director of Companies

Name:                   Mr W.A. Nairn (Executive Director)
Citizenship:            South African
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Technical Director, Anglo American

Name:                   Mr N.F. Oppenheimer (Non-Executive Director)
Citizenship:            South African
Business Address:       De Beers House, corner Diamond Drive and Crownwood Road, Theta,
                        Johannesburg, 2013, South Africa
Principal Occupation:   Director and Chairman, De Beers S.A.

Name:                   Mr F.T.M. Phaswana (Non-Executive Director)
Citizenship:            South African
Business Address:       BP Town Square, 61 St. George's Hall, Cape Town 8001, South Africa
Principal Occupation:   Regional President, BP Africa

Name:                   Sir David Scholey (Non-Executive Director)
Citizenship:            British
Business Address:       1 Finsbury Avenue, London EC2M 2PP, United Kingdom
Principal Occupation:   Director of Companies

Name:                   Professor K.A.L.M. Van Miert (Non-Executive Director)
Citizenship:            Belgium
Business Address:       Puttestraat 10, B-1650 Beersel, Belgium
Principal Occupation:   Director of Companies


                               Page 8 of 10 Pages

              DIRECTORS AND EXECUTIVE OFFICERS OF ANGLO SA CAPITAL

          The name, residence or business address, present principal occupation or employment, the name of any corporation or other organization in which such occupation or employment is conducted, together with his principal business address and the citizenship of the directors and executive officers of Anglo SA Capital are set forth below.

Name:                       Mr. P.R.N. Arthur
Citizenship:                South African
Business Address:           44 Main Street, Johannesburg, 2001
Principal Occupation:       Executive VP: General Counsel AACSA

Name:                       Mr. D.D. Barber
Citizenship:                South African
Business Address:           44 Main Street, Johannesburg, 2001
Principal Occupation:       Finance Director: AACSA

Name:                       Mr. P.M. Baum
Citizenship:                South African
Business Address:           44 Main Street, Johannesburg, 2001
Principal Occupation:       Chairman and CEO: Ferrous Metals and Industries
                            Division, Anglo American

Name:                       Mr. B.E. Davison
Citizenship:                South African
Business Address:           44 Main Street, Johannesburg, 2001
Principal Occupation:       Executive Director, Anglo American

Name:                       Mr. P.C. Holding
Citizenship:                South African
Business Address:           44 Main Street, Johannesburg, 2001
Principal Occupation:       Senior VP: International Accounts, AACSA

Name:                       Mr. N.B. Mbazima
Citizenship:                Zambian
Business Address:           44 Main Street, Johannesburg, 2001
Principal Occupation:       Chief Financial Officer, Anglo Coal

Name:                       Mr. W.A. Nairn
Citizenship:                South African
Business Address:           44 Main Street, Johannesburg, 2001
Principal Occupation:       Group Technical Director, Anglo American

Name:                       Mr. A.J. Trahar
Citizenship:                South African
Business Address:           44 Main Street, Johannesburg, 2001
Principal Occupation:       Chief Executive, Anglo American

Name:                       Mr. P.L. Zim
Citizenship:                South African
Business Address:           44 Main Street, Johannesburg, 2001
Principal Occupation:       Deputy CEO, AACSA


                               Page 9 of 10 Pages

                                                                       EXHIBIT F

            SUMMARY OF DAILY ACQUISITIONS OF ORDINARY SHARES MADE ON
                BEHALF OF REPORTING PERSONS SINCE MARCH 11, 2004

The purchases listed below were made by a broker on behalf of Anglo SA Capital either through the JSE Securities Exchange of South Africa or through the New York Stock Exchange, in which case such purchases were reported in South African Rand through the facilities of the JSE Securities Exchange of South Africa with the purchase price paid by Anglo SA Capital in South African Rand. The amounts set forth below reflect the daily share purchases and average price per Ordinary Share paid in South African Rand by Anglo SA Capital, including commissions and other costs for such shares.

--------------------------------------------------------------------------------
   Date of Purchase         Number of Shares         Average Price per
                         Purchased on Such Date    Ordinary Share (Rand)
--------------------------------------------------------------------------------
     May 4, 2004                372,176                    232.84
--------------------------------------------------------------------------------
     May 5, 2004                396,500                    231.83
--------------------------------------------------------------------------------
     May 6, 2004                368,500                    226.09
--------------------------------------------------------------------------------
     May 7, 2004                458,500                    223.87
--------------------------------------------------------------------------------


                              Page 10 of 10 Pages